[PEREGRINE PHARMACEUTICALS, INC.  LETTERHEAD]

September 28, 2005

Sent Via Fax to (202) 772-9217 and Federal Express

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
Mail Stop 0309
Attn: Mr. Jeffrey P. Riedler - Assistant Director

RE:	Peregrine Pharmaceuticals, Inc.
Registration Statement on Form S-3 (333-128322)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m., eastern standard time, on Thursday, September 29, 2005, or as soon thereafter as practicable. By making this request for acceleration, the undersigned hereby acknowledges and accepts its responsibilities under the Act.

In this regard, the undersigned acknowledges that:

1.     Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.     The action of the Commissioner or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.     The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

PEREGRINE PHARMACEUTICALS, INC.

/s/ STEVEN W. KING
Steven W. King
President and Chief Executive Officer